VIA EDGAR
June 15, 2010
Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Endeavour International Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010

Schedule 14A
Filed April 20, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010
File No. 001-32212
Dear Mr. Schwall:
Endeavour International Corporation acknowledges receipt of the letter dated June 1, 2010 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than June 22, 2010.
If you have any questions, please contact the undersigned at (713) 307-8700.
Sincerely,
/s/ Robert L. Thompson
Robert L. Thompson
Senior Vice President, Chief Accounting Officer
Cc:
On the Quest for Energy

Endeavour International Corporation	1001 Fannin Street, Suite 1600, Houston, Texas 77002	713-307-8700	www.endeavourcorp.com